Exhibit 99.2

Fourth Quarter and Full Year 2021 Earnings Release February 24th, 2022

Vinci Partners Reports Fourth Quarter and Full Year 2021 Results

Alessandro Horta, Chief Executive Officer, stated, “Vinci Partners reported excellent results for the fourth quarter and full year 2021. Fee Related Earningsi reached R$54.0 million, an increase of 43% year-over-year. Distributable Earningsii totaled R$68.5 million, or R$1.22 per common share, up 86% year-over-year. As we move into 2022, we have a pool of exciting opportunities across the firm, and we are extremely well positioned to take advantage of them.”

Dividend

Vinci Partners has declared a quarterly dividend of US$0.20 per share to record holders of common stock at the close of business on March 10, 2022. This dividend will be paid on March 24, 2022.

/IR.VINCIPARTNERS.COM / SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

/IR.VINCIPARTNERS.COM / SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Fourth Quarter and Full Year 2021 Earnings Release February 24th, 2022

Segment Earnings

(R$ thousands, unless mentioned)	4Q'20	4Q'21	∆ (%)	FY'20	FY'21	∆ (%)
Net revenue from management fees	76,025	91,594	20%	271,266	361,070	33%
Net revenue from advisory fees	6,061	20,148	232%	28,842	66,755	131%
Total Fee Related Revenues	82,086	111,742	36%	300,108	427,825	43%
Segment personnel expenses	(4,232)	(6,021)	42%	(14,527)	(22,246)	53%
Other G&A expenses	(5,545)	(4,717)	-15%	(14,230)	(17,512)	23%
Corporate center expenses	(17,372)	(23,642)	36%	(58,289)	(80,599)	38%
Bonus compensation related to management and advisory	(17,294)	(23,367)	35%	(61,631)	(84,969)	38%
Total Fee Related Expenses	(44,442)	(57,747)	30%	(148,678)	(205,327)	38%
FEE RELATED EARNINGS (FRE)	37,644	53,995	43%	151,430	222,498	47%
FRE Margin (%)	45.9%	48.3%		50.5%	52.0%
FRE per share (R$/share)iii	0.66	0.96		2.66	3.93
Net revenue from performance fees	22,526	3,448	-85%	39,784	37,633	-5%
Performance based compensation	(7,536)	(1,094)	-85%	(13,197)	(14,001)	6%
PERFORMANCE RELATED EARNINGS (PRE)	14,990	2,354	-84%	26,587	23,632	-11%
PRE Margin (%)	66.5%	68.3%		66.8%	62.8%
(-) Unrealized performance fees	(4,872)	10,166	N/A	(9,918)	7,715	N/A
(+) Unrealized performance compensation	2,134	(3,605)	N/A	3,967	(2,733)	N/A
(+) Realized GP investment income	36	11,973	33,158%	66	13,851	20,886%
SEGMENT DISTRIBUTABLE EARNINGS	49,932	74,883	50%	172,132	264,964	54%
Segment DE Margin (%)	50.0%	54.5%		52.2%	54.4%
(+) Depreciation and amortization	1,093	1,127	3%	4,642	3,917	-16%
(+) Realized financial income	539	9,531	1,668%	2,557	28,729	1,024%
(-) Leasing expenses	(3,093)	(2,953)	-5%	(12,209)	(12,281)	1%
(-) Other items	(211)	140	N/A	330	(319)	N/A
(-) Income taxes (excluding related to unrealized fees and income)	(11,364)	(14,213)	25%	(40,191)	(52,775)	31%
DISTRIBUTABLE EARNINGS (DE)	36,896	68,515	86%	127,261	232,234	82%
DE Margin (%)	36.8%	46.7%		38.3%	45.0%
DE per share (R$/share)iv	0.65	1.22		2.24	4.11

For comparison purposes only, FRE and DE per share indicated for 4Q’20 and FY’20 are calculated considering Vinci Partners’ post-IPO share count of 56,913,588.

/IR.VINCIPARTNERS.COM / SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Fourth Quarter and Full Year 2021 Earnings Release February 24th, 2022

Total Fee-Related Revenuesv of R$111.7 million for the quarter ended December 31, 2021, compared to R$82.1 million for the quarter ended December 31, 2020, an increase of 36% year-over year, driven by the strong growth in Fee earning AUM and higher contribution from advisory fees, following strong deal activity in 2021. Fee-related revenues were R$427.8 million for the full year ended December 31, 2021, up 43% year-over-year, when compared to the full year ended December 31, 2020.

Fee Related Earnings (“FRE”) of R$54.0 million (R$0.96/share) for the quarter ended December 31, 2021, compared to R$37.6 million for the quarter ended December 31, 2020, an increase of 43% year-over-year, driven by the robust growth in management fees across all segments and higher contribution from advisory fees. FRE was R$222.5 million for the full year ended December 31, 2021, up 47% year-over-year, when compared to the full year ended December 31, 2020.

FRE Marginvi was 48.3% for the quarter ended December 31, 2021, compared to 45.9% for the quarter ended December 31, 2020, an increase of 2.5 percentage points year-over-year. In the full year 2021, FRE Margin reached 52.0%, an increase of 1.5 percentage points year-over-year.

Performance Related Earnings (“PRE”)vii of R$2.4 million for the quarter ended December 31, 2021, compared to R$15.0 million for the quarter ended December 31, 2020, a decrease of 84% year-over-year, due to local market’s volatility in the second half of the year. PRE was R$23.6 million for the full year ended December 31, 2021, down 11% year-over-year, when compared to the full year ended December 31, 2020.

Segment Distributable Earningsviii of R$74.9 million for the quarter ended December 31, 2021, compared to R$49.9 million for the quarter ended December 31, 2020, an increase of 50% year-over-year. Segment Distributable Earnings were R$265.0 million for the full year ended December 31, 2021, up 54% year-over-year, when compared to the full year ended December 31, 2020.

Distributable Earnings (“DE”) of R$68.5 million (R$1.22/share) for the quarter ended December 31, 2021, compared to R$36.9 million for the quarter ended December 31, 2020, an increase of 86% year-over-year, driven by the notable growth in management and advisory fees, additional to the impact in performance fees and GP Investment income from the realizations in FIP Infra Transmissão. DE was R$ 232.2 million for the full year ended December 31, 2021, up 82% year-over-year, when compared to the full year ended December 31, 2020.

DE Marginix was 46.7% for the quarter ended December 31, 2021, a 9.9 percentage point increase compared to 36.8% for the quarter ended December 31, 2020. In the full year 2021, DE Margin reached 45.0%, an increase of 6.7 percentage points year-over-year.

/IR.VINCIPARTNERS.COM / SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Fourth Quarter and Full Year 2021 Earnings Release February 24th, 2022

Segment Highlights

Private Market Strategies

(R$ thousands, unless mentioned)	4Q'20	4Q'21	∆ (%)	FY'20	FY'21	∆ (%)
Net revenue from management fees	46,140	49,439	7%	163,692	194,484	19%
Net revenue from advisory fees	93	1,684	1,717%	1,001	5,653	464%
Total Fee Related Revenues	46,233	51,123	11%	164,693	200,137	22%
Segment personnel expenses	(2,032)	(2,672)	32%	(7,436)	(10,571)	42%
Other G&A expenses	(3,549)	(2,470)	-30%	(8,372)	(11,373)	36%
Corporate center expenses	(10,020)	(10,639)	6%	(33,519)	(38,456)	15%
Bonus compensation related to management and advisory	(8,645)	(8,410)	-3%	(30,122)	(33,762)	12%
Total Fee Related Expenses	(24,246)	(24,191)	0%	(79,449)	(94,162)	19%
FEE RELATED EARNINGS (FRE)	21,987	26,932	22%	85,245	105,975	24%
FRE Margin (%)	47.6%	52.7%		51.8%	53.0%
Net revenue from performance fees	5,694	1,768	-69%	14,801	4,984	-66%
Realized performance fees	822	11,934	1,351%	2,930	12,699	333%
Unrealized performance fees	4,872	(10,166)	N/A	11,871	(7,715)	N/A
Performance based compensation	(2,386)	(476)	-80%	(5,561)	(1,547)	-72%
PERFORMANCE RELATED EARNINGS (PRE)	3,309	1,292	-61%	9,240	3,437	-63%
PRE Margin (%)	58.1%	73.1%		62.4%	69.0%
(-) Unrealized performance fees	(4,872)	10,166	N/A	(11,871)	7,715	N/A
(+) Unrealized performance compensation	2,134	(3,602)	N/A	4,676	(2,733)	N/A
(+) Realized GP investment income	36	11,973	33,158%	66	13,851	20,886%
SEGMENT DISTRIBUTABLE EARNINGS	22,593	46,761	107%	87,356	128,245	47%
Segment DE Margin (%)	48.0%	62.3%		52.1%	56.6%

ASSETS UNDER MANAGEMENT (AUM R$ millions)	19,115	21,991	15%	19,115	21,991	15%
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$ millions)	17,204	20,007	16%	17,204	20,007	16%
AVERAGE MANAGEMENT FEE RATE (%)	1.03%	0.97%		0.97%	0.97%
FULL TIME EMPLOYEES	47	49	4%	47	49	4%

Fee related earnings (FRE) of R$26.9 million in the 4Q'21, an increase of 22% year-over-year. FRE was R$106.0 million in the FY’21, up 24% when compared to the FY’20, driven by the strong fundraising in 2021, with the final closing of VIR IV, follow-on offerings in REITs and VIGT and the launch of new strategies in Real Estate and Infrastructure.

Segment Distributable Earnings of R$46.8 million in the 4Q'21, an increase of 107% year-over-year, driven primarily by the realization of performance fees and realized GP Investment income coming from the capital return of FIP Infra Transmissão. Segment DE was R$128.2 million in the FY’21, up 47% when compared to the FY’20.

AUM of R$22.0 billion at the end of the 4Q'21, an increase of 15% year-over-year.

Fee-earning AUM of R$20.0 billion at the end of the 4Q'21, an increase of 16% year-over-year.

/IR.VINCIPARTNERS.COM / SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Fourth Quarter and Full Year 2021 Earnings Release February 24th, 2022

Liquid Strategies

(R$ thousands, unless mentioned)	4Q'20	4Q'21	∆ (%)	FY'20	FY'21	∆ (%)
Net revenue from management fees	15,372	20,510	33%	61,444	86,786	41%
Net revenue from advisory fees	-	-	N/A	-	-	N/A
Total Fee Related Revenues	15,372	20,510	33%	61,444	86,786	41%
Segment personnel expenses	(1,029)	(1,457)	42%	(2,960)	(5,568)	88%
Other G&A expenses	(1,072)	(903)	-16%	(3,683)	(2,806)	-24%
Corporate center expenses	(3,332)	(5,911)	77%	(12,502)	(17,684)	41%
Bonus compensation related to management and advisory	(2,999)	(4,854)	62%	(11,690)	(18,030)	54%
Total Fee Related Expenses	(8,432)	(13,125)	56%	(30,835)	(44,089)	43%
FEE RELATED EARNINGS (FRE)	6,940	7,385	6%	30,609	42,697	39%
FRE Margin (%)	45.1%	36.0%		49.8%	49.2%
Net revenue from performance fees	6,127	265	-96%	11,313	10,414	-8%
Realized performance fees	6,127	265	-96%	13,209	10,414	-21%
Unrealized performance fees	-	-	N/A	(1,896)	-	N/A
Performance based compensation	(1,875)	(225)	-88%	(3,350)	(5,512)	65%
PERFORMANCE RELATED EARNINGS (PRE)	4,252	40	-99%	7,964	4,902	-38%
PRE Margin (%)	69.4%	15.1%		70.4%	47.1%
(-) Unrealized performance fees	-	-	N/A	1,896	-	N/A
(+) Unrealized performance compensation	-	-	N/A	(689)	-	N/A
SEGMENT DISTRIBUTABLE EARNINGS	11,193	7,425	-34%	39,783	47,599	20%
Segment DE Margin (%)	52.1%	35.7%		53.3%	49.0%

ASSETS UNDER MANAGEMENT (AUM R$ millions)	14,299	11,573	-19%	14,299	11,573	-19%
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$ millions)	14,158	11,440	-19%	14,158	11,440	-19%
AVERAGE MANAGEMENT FEE RATE (%)	0.39%	0.75%		0.51%	0.73%
FULL TIME EMPLOYEES	19	24	26%	19	24	26%

Fee related earnings (FRE) of R$7.4 million in the 4Q'21, an increase of 6% year-over-year. FRE was R$42.7 million in the FY’21, up 39% when compared to the FY’20, driven by the end of revenue sharing agreement with GAS Investimentos, which impacted positively our average management fee rate

Performance related earnings (PRE) of R$40 thousand in the quarter, down 99% year-over-year, due to local markets’ depreciation and recent volatility in the quarter. PRE was R$4.9 million in the FY’21, a decrease of 38% when compared to the FY’20

Segment Distributable Earnings of R$7.4 million in the quarter, down 34% year-over-year, driven by a tougher quarter for performance fess.

AUM of R$11.6 billion at the end of the 4Q'21, down 19% year-over-year, driven mostly by local markets’ depreciation in the second half of 2021.

/IR.VINCIPARTNERS.COM / SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Fourth Quarter and Full Year 2021 Earnings Release February 24th, 2022

Investment Products and Solutions

(R$ thousands, unless mentioned)	4Q'20	4Q'21	∆ (%)	FY'20	FY'21	∆ (%)
Net revenue from management fees	14,513	21,645	49%	46,140	79,799	73%
Net revenue from advisory fees	28	7	-75%	124	54	-56%
Total Fee Related Revenues	14,541	21,652	49%	46,264	79,853	73%
Segment personnel expenses	(883)	(1,408)	60%	(3,206)	(4,419)	38%
Other G&A expenses	(331)	(791)	139%	(1,409)	(2,091)	48%
Corporate center expenses	(3,151)	(3,783)	20%	(9,357)	(15,558)	66%
Bonus compensation related to management and advisory	(3,843)	(7,239)	88%	(11,947)	(20,211)	69%
Total Fee Related Expenses	(8,207)	(13,221)	61%	(25,919)	(42,279)	63%
FEE RELATED EARNINGS (FRE)	6,333	8,431	33%	20,345	37,574	85%
FRE Margin (%)	43.6%	38.9%		44.0%	47.1%
Net revenue from performance fees	10,705	1,415	-87%	13,663	22,237	63%
Realized performance fees	10,705	1,415	-87%	13,720	22,237	62%
Unrealized performance fees	-	-	N/A	(57)	-	N/A
Performance based compensation	(3,276)	(393)	-88%	(4,287)	(6,942)	62%
PERFORMANCE RELATED EARNINGS (PRE)	7,429	1,022	-86%	9,376	15,295	63%
PRE Margin (%)	69.4%	72.2%		68.6%	68.8%
(-) Unrealized performance fees	-	-	N/A	57	-	N/A
(+) Unrealized performance compensation	-	(3)	N/A	(21)	-	N/A
SEGMENT DISTRIBUTABLE EARNINGS	13,763	9,451	-31%	29,760	52,868	78%
Segment DE Margin (%)	54.5%	41.0%		49.6%	51.8%

ASSETS UNDER MANAGEMENT (AUM R$ millions)	16,430	23,664	44%	16,430	23,664	44%
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$ millions)	16,267	23,528	45%	16,267	23,528	45%
AVERAGE MANAGEMENT FEE RATE (%)	0.39%	0.38%		0.38%	0.39%
FULL TIME EMPLOYEES	12	18	50%	12	18	50%

Fee related earnings (FRE) of R$8.4 million in the 4Q'21, up 33% year-over-year. FRE was R$37.6 million in the FY’21, an increase of 85% when compared to the FY’20, due to the growth in management fees following notable fundraising over the last twelve months

Performance related earnings (PRE) of R$1.0 million, down 86% year-over-year, due to the recent volatility in local markets. PRE in the FY’21 was R$15.3 million, an increase of 63% when compared to the FY’20, driven primarily by strong performance coming from international separate mandates.

Segment Distributable Earnings of R$9.5 million in the quarter, down 31% year-over-year, due to a tougher quarter for performance fees. Segment DE was R$52.9 million in the FY’21, an increase of 78% when compared to the FY’20.

AUM of R$23.7 billion, up 44% year-over-year, driven by outstanding fundraising for new separate mandates in 2021. Fee Earning AUM of R$23.5 million, up 45% year-over-year.

/IR.VINCIPARTNERS.COM / SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Fourth Quarter and Full Year 2021 Earnings Release February 24th, 2022

Financial Advisory

(R$ thousands, unless mentioned)	4Q'20	4Q'21	∆ (%)	FY'20	FY'21	∆ (%)
Net revenue from management fees	-	-	N/A	-	-	N/A
Net revenue from advisory fees	5,940	18,457	211%	27,714	61,048	120%
Total Fee Related Revenues	5,940	18,457	211%	27,714	61,048	120%
Segment personnel expenses	(288)	(484)	68%	(925)	(1,688)	83%
Other G&A expenses	(592)	(553)	-7%	(767)	(1,263)	65%
Corporate center expenses	(869)	(3,310)	281%	(2,915)	(8,879)	205%
Bonus compensation related to management and advisory	(1,807)	(2,863)	58%	(7,871)	(12,965)	65%
Total Fee Related Expenses	(3,557)	(7,210)	103%	(12,477)	(24,796)	99%
FEE RELATED EARNINGS (FRE)	2,383	11,247	372%	15,236	36,252	138%
FRE Margin (%)	40.1%	60.9%		55.0%	59.4%
SEGMENT DISTRIBUTABLE EARNINGS	2,383	11,247	372%	15,236	36,252	138%
Segment DE Margin (%)	40.1%	60.9%		55.0%	59.4%

Fee related earnings (FRE) of R$11.2 million in the quarter, up 372% year-over-year. FRE was R$36.3 million in the FY’21, an increase of 138% when compared to the FY’20, a consequence of the stronger deal activity in 2021.

Segment Distributable Earnings in the FY’21 was R$36.3 million, an increase of 138% year-over-year when compared to the FY’20.

/IR.VINCIPARTNERS.COM / SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Fourth Quarter and Full Year 2021 Earnings Release February 24th, 2022

Income Statement

(R$ thousands, unless mentioned)	4Q'20	4Q'21	∆ (%)	FY’20	FY’21	∆ (%)
REVENUES
Net revenue from management fees	76,025	91,594	20%	271,266	361,070	33%
Net revenue from performance fees	22,526	3,448	-85%	39,784	37,633	-5%
Realized performance fees	17,654	13,614	-23%	29,866	45,348	52%
Unrealized performance fees	4,872	(10,166)	N/A	9,918	(7,715)	N/A
Net revenue from advisory	6,061	20,148	232%	28,842	66,755	131%
Total net revenues from services rendered	104,612	115,190	10%	339,892	465,458	37%
EXPENSES
Bonus related to management and advisory	(17,294)	(23,367)	35%	(61,631)	(84,969)	38%
Performance based compensation	(7,536)	(1,094)	-85%	(13,197)	(14,001)	6%
Realized	(5,402)	(4,699)	-13%	(9,230)	(16,733)	81%
Unrealized	(2,134)	3,605	N/A	(3,967)	2,733	N/A
Total compensation and benefits[x]	(24,830)	(24,461)	-1%	(74,828)	(98,970)	32%
Segment personnel expenses	(4,232)	(6,021)	42%	(14,527)	(22,246)	53%
Other general and administrative expenses	(5,545)	(4,717)	-15%	(14,230)	(17,512)	23%
Corporate center expenses	(17,372)	(23,642)	36%	(58,289)	(80,599)	38%
Total expenses	(51,978)	(58,841)	13%	(161,875)	(219,328)	35%
Operating profit	52,634	56,349	7%	178,017	246,130	38%
OTHER ITEMS
GP Investment income	3,368	4,415	31%	6,254	80	-99%
Realized gain from GP investment income	36	11,973	33,158%	66	13,851	20,886%
Unrealized gain from GP investment income	3,332	(7,558)	N/A	6,188	(13,771)	N/A
Financial income	637	9,579	1,404%	2,578	27,902	982%
Realized gain from financial income	539	9,531	1,668%	2,557	28,729	1,024%
Unrealized gain from financial income	98	48	-51%	21	(827)	N/A
Leasing expenses	(3,093)	(2,953)	-5%	(12,209)	(12,281)	1%
Other items	(211)	140	N/A	330	(319)	N/A
Stock compensation plan	-	(1,014)	N/A	-	(3,670)	N/A
Total Other Items	701	10,167	1350%	(3,047)	11,712	N/A
Profit before income taxes	53,335	66,516	25%	174,970	257,842	47%
(-) Income taxes	(13,092)	(9,923)	-24%	(43,446)	(49,227)	13%
NET INCOME	40,243	56,593	41%	131,524	208,615	59%

/IR.VINCIPARTNERS.COM / SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Fourth Quarter and Full Year 2021 Earnings Release February 24th, 2022

Total net revenues from services rendered of R$115.2 million for the quarter ended December 31, 2021, compared to R$104.6 million for the quarter ended December 31, 2020, an increase of 10% year-over-year. Net revenues for the full year ended December 31, 2021 were R$465.5 million, up 37% year-over-year, when compared to the full year ended December 31, 2020.

•	Management fee revenues of R$91.6 million for the quarter ended December 31, 2021, compared to R$76.0 million for the quarter ended December 31, 2020, an increase of 20% year-over-year. This increase was primarily driven by the growth in Fee earning AUM. Management fee revenues for the full year ended December 31, 2021 were R$361.1 million, up 33% year-over-year, when compared to the full year ended December 31, 2020.

•	Performance fee revenues of R$3.4 million for the quarter ended December 31, 2021, compared to R$22.5 million for the quarter ended December 31, 2020, a decrease of 85% year-over-year, due to a more volatile market in the quarter. Performance fee revenues were R$37.6 million for the full year ended December 31, 2021, down 5% year-over-year, when compared to the full year ended December 31, 2020.

•	Advisory fee revenues of R$20.1 million for the quarter ended December 31, 2021, compared to R$6.1 million for the quarter ended December 31, 2020, an increase of 232% year-over-year. Advisory revenues for the full year ended December 31, 2021 were R$66.8 million, up 131% when compared to the full year ended December 31, 2020, a consequence of the stronger deal activity in 2021.

Total expenses for the quarter ended December 31, 2021 of R$58.8 million, compared to R$52.0 million for the quarter ended December 31, 2020, an increase of 13% year-over-year. Part of this increase was driven by new recurring costs related to becoming a public company, such as changes in the company’s compensation structure, Board and support teams’ hirings and third-party services. Those factors accounted for R$2.9 million in additional expenses for the quarter. On a comparable basis, excluding costs related to being a public company, expenses were up 8% year-over-year. Additionally, 4Q'21 expenses were impacted by R$4.9 million related to the final phase of the company’s new branding project which took place throughout 2021.

•	Bonus related to management and advisory feesxi of R$23.4 million for the quarter ended December 31, 2021, compared to R$17.3 million for the quarter ended December 31,2020, an increase of 35% year-over-year. Bonus related to management and advisory was R$85.0 million for the full year ended December 30, 2021, up 38% year-over-year, when compared to the full year ended December 31, 2020.

•	Performance based compensationxii of R$1.1 million for the quarter ended December 31,2021, compared to R$7.5 million for the quarter ended December 31,2020. Performance based compensation for full year ended December 31, 2021 was R$14.0 million, an increase of 6% year-over-year, when compared to the full year ended December 31, 2020.

•	Segment personnel expensesxiii of R$6.0 million for the quarter ended December 31, 2021 compared to R$4.2 million for the quarter ended December 31, 2020, an increase of 42% year-over-year. This increase is primarily due to the change in Vinci Partners´ compensation structure after becoming a public company in 2021, which accounted for R$1.0 million in additional segment personnel expenses for the quarter.

•	Corporate center expensesxiv of R$23.6 million for the quarter ended December 31,2021 compared to R$17.4 million for the quarter ended December 31,2020, an increase of 36% year-over-year. This increase was primarily due to (i) the previously mentioned change in the company´s compensation structure, (ii) new hirings after the company became public, such as our Board of directors, financial reporting and shareholder relations teams, and (iii) third-party expenses, such as Auditor and Nasdaq listing fees. These additional costs accounted for R$1.8 million in additional corporate center expenses for the quarter. Corporate center expenses for the quarter ended December 31, 2021 were also impacted by a R$4.9 million expense the company's new branding project.

/IR.VINCIPARTNERS.COM / SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Fourth Quarter and Full Year 2021 Earnings Release February 24th, 2022

Corporate center expenses for the full year ended December 31, 2021 were R$80.6 million, up 38% year-over-year, when compared to the full year ended December 31, 2020.

•	Other general and administrative expensesxv of R$4.7 million for the quarter ended December 31, 2021, compared to R$5.5 million for the quarter ended December 31, 2020, a decrease of 15% year-over-year. Other G&A expenses for the full year ended December 30, 2021 were R$17.5 million, up 23% year-over-year, when compared to the full year ended December 31, 2020.

Operating Profit of R$56.3 million for the quarter ended December 31,2021, compared to R$52.6 million for the quarter ended December 31, 2020, an increase of 7% year-over-year. Operating profit for the full year ended December 31, 2021 was R$246.1 million, up 38% year-over-year, when compared to the full year ended December 31, 2020.

GP Investment incomexvi, which is a result of the company’s GP investments in its proprietary private market funds, was R$4.4 million for the quarter ended December 31, 2021, compared to R$3.4 million for the quarter ended December 31, 2020. Realized GP Investment income was R$12.0 million in the quarter, coming primarily from realizations in FIP Infra Transmissão, in which the company has a GP Investment through quotas of the fund and a co-investment position. GP Investment income for the full year ended December 31, 2021 was R$80 thousand compared to R$6.3 million for the full year ended December 31, 2020.

Financial Incomexvii of R$9.6 million for the quarter ended December 31, 2021, compared to R$0.6 million for the quarter ended December 31, 2020, an increase of 1,404% year-over-year, a result of financial gains from the company’s liquid funds’ portfolio. Financial income for the full year ended December 31, 2021 was R$27.9 million, up 982% year-over-year, when compared to the full year ended December 31, 2020.

Leasing Expensesxviii of R$3.0 million for the quarter ended December 31, 2021, compared to R$3.1 million for the quarter ended December 31, 2020, a decrease of 5% year-over-year.

Stock compensation plan expensesxix of R$1.0 million for the quarter ended December 31, 2021. In the full year 2021, stock compensation plan expenses accounted for R$3.7 million.

Profit before income taxes of R$66.5 million for the quarter ended December 31, 2021, compared to R$53.3 million for the quarter ended December 31, 2020, an increase of 25% year-over-year. Profit before income taxes for the full year ended December 31, 2021 was R$257.8 million, up 47% year-over-year, when compared to the full year ended December 31, 2020.

Income Taxesxx of R$9.9 million for the quarter ended December 31, 2021, which represented an effective tax rate for the quarter of 15%, compared to R$13.1 million for the quarter ended December 31, 2020, which represented an effective tax rate of 20%. Income Taxes for the full year ended December 31, 2021 was R$49.2 million, which represented an effective tax rate for the year of 19%, compared to R$43.4 million for the full year ended December 31,2020, which represented an effective tax rate of 20%.

Net Income of R$56.6 million for the quarter ended December 31, 2021, compared to R$40.2 million for the quarter ended December 31, 2020, an increase of 41% year-over-year. Net Income was R$208.6 million for the full year ended December 31, 2021, up 59% year-over-year, when compared to the full year ended December 31, 2020.

/IR.VINCIPARTNERS.COM / SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Fourth Quarter and Full Year 2021 Earnings Release February 24th, 2022

Supplement Details

Assets Under Management (AUM)xxi Rollforward – R$ millions

For the Three Months Ended December 31, 2021

	Private	Public	IP&S	Infrastructure	Real Estate	Credit	Hedge	Total
	Equity	Equities					Funds
Beginning balance	10,962	9,514	23,695	2,466	5,411	2,818	3,086	57,952
(+/-) Capital Subscription / (capital return)	82	-	-	(121)	(56)	-	-	(94)
(+) Capital Subscription	82	-	-	-	41	8	-	131
(-) Capital Return	-	-	-	(121)	(97)	(8)	-	(225)
(+/-) Net Inflow / (outflow)	-	(405)	(102)	-	-	50	63	(393)
(+/-) Appreciation / (depreciation)	178	(616)	71	76	44	80	(69)	(236)
Ending Balance	11,223	8,493	23,664	2,421	5,399	2,948	3,080	57,229

For the Twelve Months Ended December 31, 2021

	Private	Public	IP&S	Infrastructure	Real Estate	Credit	Hedge	Total
	Equity	Equities					Funds
Beginning balance	10,749	11,779	16,430	1,533	4,470	2,363	2,519	49,843
(+/-) Capital Subscription / (capital return)	333	-	61	727	978	95	-	2,195
(+) Capital Subscription	355	-	61	851	1,127	139	-	2,533
(-) Capital Return	(22)	-	-	(124)	(149)	(43)	-	(338)
(+/-) Net Inflow / (outflow)	-	(1,889)	6,113	-	110	374	589	5,298
(+/-) Appreciation / (depreciation)	141	(1,398)	1,061	161	(160)	116	(28)	(107)
Ending Balance	11,223	8,493	23,664	2,421	5,399	2,948	3,080	57,229

/IR.VINCIPARTNERS.COM / SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Fourth Quarter and Full Year 2021 Earnings Release February 24th, 2022

Fee Earning Assets Under Management (FEAUM) Rollforward – R$ millions

For the Three Months Ended December 31, 2021

	Private	Public	IP&S	Infrastructure	Real Estate	Credit	Hedge	Total
	Equity	Equities					Funds
Beginning balance	9,089	9,443	23,540	2,363	5,411	2,818	3,023	55,686
(+/-) Capital Subscription / (capital return)	82	-	-	(70)	(56)	-	-	(43)
(+) Capital Subscription	82	-	-	-	41	8	-	131
(-) Capital Return	-	-	-	(70)	(97)	(8)	-	(175)
(+/-) Net Inflow / (outflow)	-	(404)	(95)	-	-	50	60	(390)
(+/-) Appreciation / (depreciation)	127	(611)	84	69	44	80	(70)	(278)
Ending Balance	9,299	8,427	23,528	2,362	5,399	2,948	3,013	54,975

For the Twelve Months Ended December 31, 2021

	Private	Public	IP&S	Infrastructure	Real Estate	Credit	Hedge	Total
	Equity	Equities					Funds
Beginning balance	8,921	11,700	16,267	1,449	4,470	2,363	2,458	47,628
(+/-) Capital Subscription / (capital return)	333	-	61	778	881	95	-	2,148
(+) Capital Subscription	355	-	61	851	1,127	139	-	2,533
(-) Capital Return	(22)	-	-	(74)	(246)	(43)	-	(385)
(+/-) Net Inflow / (outflow)	-	(1,884)	6,135	-	110	374	586	5,320
(+/-) Appreciation / (depreciation)	44	(1,389)	1,067	135	(63)	116	(31)	(122)
Ending Balance	9,299	8,427	23,528	2,362	5,399	2,948	3,013	54,975

Accrued Performance Fees – Private Market Funds

(R$ mm)	3Q'21	Unrealized Performance Fees	Realized Distributions	4Q'21
Private Equity	47.0	35.6	0.0	82.5
Infrastructure	27.4	2.8	(10.9)	19.4
Total	74.4	38.4	(10.9)	101.9

Vinci Partners recognizes the performance revenue according to IFRS 15. Unrealized performance fees are recognized only when is highly probable that the revenue will not be reversed in the Income Statement.

The fund FIP Infra Transmissão in Infrastructure had R$19.4 million as of the end of the fourth quarter of 2021 booked as unrealized performance fees in the company´s balance sheet.

Accrued performance fees shown for Private Equity funds of R$82.5 million as of the end of the fourth quarter of 2021 have not been booked as unrealized performance fees in the company´s balance sheet.

/IR.VINCIPARTNERS.COM / SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Fourth Quarter and Full Year 2021 Earnings Release February 24th, 2022

Investment Records – IP&S, Liquid Strategies, Credit and Listed REIT

Fund	Segment	NAVxxii (R$ millions)	4Q21	YTD	12 M	24 M	Market Comparison	Index Rate
Vinci Multiestratégia FIM	Hedge Funds	703.1	1.4%	2.7%	2.7%	6.3%	CDIxxiii	CDI
Atlas Strategyxxiv	Hedge Funds	557.8	0.0%	-4.0%	-4.0%	1.8%	CDI	CDI
Vinci Total Return	Hedge Funds	244.5	1.0%	17.0%	17.0%	47.0%	IPCAxxv + Yield IMA-Bxxvi	IPCA + Yield IMA-B
Mosaico Strategyxxvii	Public Equities	1,272.1	-5.1%	-12.9%	-12.9%	-10.1%	IBOVxxviii	IBOV
Vinci Gas Dividendos FIA	Public Equities	513.4	-2.9%	-11.5%	-11.5%	-8.1%	IBOV	IBOV
Vinci Valorem FIM	IP&S	2,525.8	0.4%	3.7%	3.7%	11.5%	IMA-B 5	IMA-B 5
Equilibrio Strategyxxix	IP&S	2,157.4	0.1%	3.4%	3.4%	8.4%	IPCA	-
Vinci Selection Equities FIA	IP&S	542.9	-6.3%	-11.5%	-11.5%	-3.8%	IBOV	IBOV
Vinci Crédito Imobiliário I	Credit	298.8	1.2%	2.3%	2.3%	13.3%	IPCA	IPCA + 7.785%
Vinci Crédito Imobiliário II	Credit	543.6	0.5%	3.2%	3.2%	7.4%	IPCA	IPCA+ 6%
Vinci Crédito Estruturado Multiestrategia Plus FIC FIM	Credit	79.0	2.6%	7.5%	7.5%	12.2%	CDI	CDI
Vinci Energia Sustentável	Credit	606.1	2.6%	3.2%	3.2%	14.8%	IPCA	IPCA + 6%
VISC11	Real Estate (listed REIT)	1,465.2	2.7%	-5.5%	-5.5%	-18.7%	IFIXxxx	IPCA + 6%
VILG11	Real Estate (listed REIT)	1,572.5	1.9%	-10.3%	-10.3%	-12.9%	IFIX	IPCA+ 6%
VINO11	Real Estate (listed REIT)	712.3	-2.9%	-0.4%	-0.4%	-4.1%	IFIX	IPCA+ 6%
VIFI11	Real Estate (listed REIT)	213.3	4.1%	-12.6%	-12.6%	-	IFIX	IFIX
VIUR11	Real Estate (listed REIT)	208.3	-5.0%	-18.2%	-	-	IFIX	IPCA + 6%
VIGT11	Infrastructure (listed)	676.6	3.6%	-12.1%	-12.1%	-18.0%	-	-

Benchmark	4Q21	YTD	12 M	24 M
IBOV	-5.5%	-11.9%	-11.9%	-9.4%
CDI	1.8%	4.4%	4.4%	7.3%
IMA-B 5	2.0%	4.6%	4.6%	13.0%
IPCA + Yield IMA-B	4.2%	14.1%	14.1%	22.2%
IPCA	2.7%	9.8%	9.8%	14.8%
IFIX	3.3%	-2.3%	-2.3%	-12.3%

/IR.VINCIPARTNERS.COM / SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Fourth Quarter and Full Year 2021 Earnings Release February 24th, 2022

Investment Records – Closed End Private Markets fundsxxxi

Fund	Segment	Vintage year	Committed Capital (R$mm)	Invested Capital (R$mm)	Realized or Partially Realized (R$mm)	Unrealized (R$mm)	Total Value (R$mm)	Gross MOICxxxii (BRL)	Gross MOIC (USD)	Gross IRRxxxiii (BRL)	Gross IRR (USD)
Fund 1	Private Equity	2004	1,415	1,206	5,058	276	5,334	4.4x	4.0x	71.5%	77.2%
VCP II	Private Equity	2011	2,200	1,805	1,900	2,649	4,549	2.5x	1.2x	14.2%	2.7%
VCP III	Private Equity	2018	4,000	1,301	22	2,219	2,241	1.7x	1.5x	56.8%	36.7%
VCP Strategy[xxxiv]	Private Equity		7,615	4,312	6,980	5,144	12,124	2.8x	2.3x	64.9%	70.3%
NE Empreendedor	Private Equity	2003	36	13	26	0	26	2.1x	2.6x	22.0%	30.5%
Nordeste III	Private Equity	2017	240	134	68	137	204	1.5x	1.2x	21.5%	9.3%
VIR IV	Private Equity	2020	1,000	61	1	65	66	1.1x	1.1x	15.3%	13.5%
VIR Strategy	Private Equity		1,276	208	95	201	297	1.4x	1.3x	21.7%	28.0%
FIP Transmissão	Infrastructure	2017	211	104	231	167	397	3.8x	2.8x	73.4%	53.9%
VIAS	Infrastructure	-	384	-	-	-	-	-	-	-	-
VFDL	Real Estate	2021	422	399	0	84	84	NM	NM	NM	NM

Shareholder Dividends

($ in thousands)	1H21	3Q'21	4Q'21
Distributable Earnings (R$)	101,976	61,743	68,515
Distributable Earnings (US$)xxxv	19,397	11,377	13,637
DE per Common Share (US$)xxxvi	0.34	0.20	0.24
Actual Dividend per Common Sharexxxvii	0.30	0.16	0.20
Record Date	September 01,2021	December 01,2021	March 10, 2022
Payable Date	September 16, 2021	December 16,2021	March 24, 2022

Vinci Partners generated R$1.22 or US$0.24 of Distributable Earnings per common share for the fourth quarter of 2021.

The company declared a quarterly dividend of US$0.20 per common share to record holders as of March 10, 2022; payable on March 24, 2022.

/IR.VINCIPARTNERS.COM / SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Fourth Quarter and Full Year 2021 Earnings Release February 24th, 2022

Share Summary

VINP Shares	4Q'20 (Pre IPO)	1Q'21	2Q'21	3Q'21	4Q'21
Class B	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239
Class A – Partnership Units	27,175,861	27,175,861	27,175,861	27,175,861	27,175,861
Class A - Public Float	N/A	15,271,488	15,094,833	14,921,318	14,513,477
Common Shares	41,642,100	56,913,588	56,736,933	56,563,418	56,155,577

Common Shares Outstanding as of quarter end of 56,155,577 shares.

•	Repurchased 407,841 common shares in the quarter, with an average share price of US$11.7.

•	Available authorization remaining was R$32.4 million on December 31,2021.

GP Commitment in Private Market funds

(R$ millions, unless mentioned) Fund	Segment	4Q'21 Commitments	Total Capital Committed	4Q'21 Capital Called	Total Capital Called	Capital Returned/ Dividends Payed (4Q’21)	Accumulated Capital Returned/ Dividends Payed	Fair value of investments

Nordeste III	Private Equity	0.0	5.0	0.0	3.1	0.0	1.3	2.8
VCP III	Private Equity	0.0	3.1	0.2	1.2	0.0	0.0	1.9
VIR IV	Private Equity	0.0	11.1	0.8	2.1	0.0	0.0	2.0
FIP Infra Transmissão (co- investment)xxxviii	Infrastructure	0.0	29.5	0.0	8.9	10.4	19.7	13.4
FIP Infra Transmissãoxxxix	Infrastructure	0.0	10.5	0.0	3.4	3.0	6.2	3.9
VIAS	Infrastructure	0.0	50.0	1.3	1.3	0.0	0.0	1.0
VFDL	Real Estate	0.0	70.0	0.0	14.0	0.0	0.0	17.1
VIUR	Real Estate	0.0	67.3	0.0	67.3	1.4	3.2	52.5
VCS	Credit	8.0	58.0	8.0	58.0	0.0	0.0	61.9
VSP	IP&S	0.0	5.0	0.0	0.0	0.0	0.0	0.0
Total		8.0	309.4	10.3	159.2	14.8	30.4	156.7

/IR.VINCIPARTNERS.COM / SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Fourth Quarter and Full Year 2021 Earnings Release February 24th, 2022

Reconciliation and Disclosures

Non-GAAP Reconciliation

(R$ thousands, unless mentioned)	4Q'20	4Q'21	FY'20	FY'21

OPERATING PROFIT	52,634	56,349	178,017	246,130
(-) Net revenue from realized performance fees	(17,654)	(13,614)	(29,866)	(45,348)
(-) Net revenue from unrealized performance fees	(4,872)	10,166	(9,918)	7,715
(+) Compensation allocated in relation to performance fees	7,536	1,094	13,197	14,001
FEE RELATED EARNINGS (FRE)	37,644	53,995	151,430	222,498

OPERATING PROFIT	52,634	56,349	178,017	246,130
(-) Net revenue from management fees	(76,025)	(91,594)	(271,266)	(361,070)
(-) Net revenue from advisory	(6,061)	(20,148)	(28,842)	(66,755)
(+) Bonus related to management and advisory	17,294	23,367	61,631	84,969
(+) Personnel expenses	4,232	6,021	14,527	22,246
(+) Other general and administrative expenses	5,545	4,717	14,230	17,512
(+) Corporate center expenses	17,372	23,642	58,289	80,599
PERFORMANCE RELATED EARNINGS (PRE)	14,990	2,354	26,587	23,632

OPERATING PROFIT	52,634	56,349	178,017	246,130
(-) Net revenue from unrealized performance fees	(4,872)	10,166	(9,918)	7,715
(+) Compensation allocated in relation to unrealized performance fees	2,134	(3,605)	3,967	(2,733)
(+) Realized gain from GP investment income	36	11,973	66	13,851
SEGMENT DISTRIBUTABLE EARNINGS	49,932	74,883	172,132	264,964

NET INCOME	40,243	56,593	131,524	208,615
(-) Net revenue from unrealized performance fees	(4,872)	10,166	(9,918)	7,715
(+) Income tax from unrealized performance fees	562	(1,173)	1,144	(890)
(+) Compensation allocated in relation to unrealized performance fees	2,134	(3,605)	3,967	(2,733)
(-) Unrealized gain from GP investment income	(3,332)	7,558	(6,188)	13,771
(+) Income tax on unrealized gain from GP investment income	1,133	-	2,104	757
(-) Unrealized gain from financial income	(98)	(48)	(21)	827
(+) Income tax on unrealized gain from financial income	33	(3,117)	7	(3,415)
(+) Depreciation and amortization	1,093	1,127	4,642	3,917
(+) Stock compensation plan	-	1,014	-	3,670
DISTRIBUTABLE EARNINGS	36 ,896	68,515	127,261	232,234

TOTAL NET REVENUE FROM SERVICES RENDERED	104,612	115,190	339,892	465,458
(-) Net revenue from realized performance fees	(17,654)	(13,614)	(29,866)	(45,348)
(-) Net revenue from unrealized performance fees	(4,872)	10,166	(9,918)	7,715
NET REVENUE FROM MANAGEMENT FEES AND ADVISORY	82,086	111,742	300,108	427,825

/IR.VINCIPARTNERS.COM / SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Fourth Quarter and Full Year 2021 Earnings Release February 24th, 2022

Effective Tax Rate Reconciliation

(R$ thousands, unless mentioned)	4Q'20	4Q'21	FY'20	FY'21
Profit (loss) before income taxes, including Dividends to partners	53,335	66,516	174,970	257,841
(+) Dividends to Partners, related to management, advisory and performance fees	12,108	-	37,630	-
Profit (loss) before income taxes, not-including Dividends to partners	65,443	66,516	212,600	257,841
Combined statutory income taxes rate - %	34%	34%	34%	34%
Income tax benefit (Expense) at statutory rates	(22,251)	(22,615)	(72,284)	(87,666)
Reconciliation adjustments:
Expenses not deductible	(162)	(330)	(93)	(392)
Tax benefits	440	445	440	825
Share based payments	0	(102)	0	(371)
Effect of presumed profit of subsidiariesxl	8,755	12,589	28,435	38,279
Other additions (exclusions), net	126	90	56	98
Income taxes expenses	(13,092)	(9,923)	(43,446)	(49,227)
Current	(10,644)	(12,251)	(42,666)	(56,770)
Deferred	(2,448)	2,328	(780)	7,543
Effective tax rate	20%	15%	20%	19%

/IR.VINCIPARTNERS.COM / SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Fourth Quarter and Full Year 2021 Earnings Release February 24th, 2022

Balance Sheet Results

Assets	12/31/2020	12/31/2021
Current assets
Cash and cash equivalents	83,449	102,569
Cash and bank deposits	13,096	21,679
Financial instruments at fair value through profit or loss	70,353	80,890
Financial instruments at fair value through profit or loss	8,253	1,372,926
Trade receivables	47,978	44,316
Sub-leases receivable	2,963	0
Taxes recoverable	1,153	3,199
Other assets	12,383	4,193
Total current assets	156,179	1,527,203

Non-current assets
Financial instruments at fair value through profit or loss	31,596	8,593
Trade receivables	27,545	19,368
Sub-leases receivable	0	0
Taxes recoverable	134	80
Deferred taxes	4,568	4,970
Other receivables	1,540	2,011
	65,383	35,022

Property and equipment	15,043	14,294
Right of use - Leases	90,478	69,329
Intangible assets	1,441	1,157
Total non-current assets	172,345	119,802

TOTAL	328,524	1,647,005

/IR.VINCIPARTNERS.COM / SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Fourth Quarter and Full Year 2021 Earnings Release February 24th, 2022

Liabilities and equity	12/31/2020	12/31/2021
Current liabilities
Trade payables	1,039	831
Deferred Revenue	0	0
Leases	19,828	22,304
Accounts payable	125,795	10,677
Labor and social security obligations	40,724	106,299
Taxes and contributions payable	22,878	23,762
Total current liabilities	210,264	163,873

Non-current liabilities
Accounts payable	33	0
Leases	86,371	63,240
Deferred taxes	12,620	5,016
	99,024	68,256

Equity
Share capital	8,730	15
Additional paid-in capital	0	1,382,038
Treasury shares	0	-52,585
Retained Earnings	0	70,183
Other reserves	10,491	15,182
	19,221	1,414,833

Non-controlling interests in the equity of subsidiaries	15	43

Total equity	19,236	1,414,876

Total liabilities and equity	328,524	1,647,005

/IR.VINCIPARTNERS.COM / SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Fourth Quarter and Full Year 2021 Earnings Release February 24th, 2022

Forward-Looking Statements

This earnings release contains forward-looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. The forward-looking statements included herein speak only as at the date of this press release and we do not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of this press release. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time.

/IR.VINCIPARTNERS.COM / SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Fourth Quarter and Full Year 2021 Earnings Release February 24th, 2022

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i Fee related earnings, or FRE, is a metric to monitor the baseline performance of, and trends in, our business, in a manner that does not include performance fees or investment income. We calculate FRE as operating profit less (a) net revenue from realized performance fees, less (b) net revenue from unrealized performance fees, plus (c) compensation allocated in relation to performance fees.

ii Distributable Earnings is used as a reference point by our board of directors for determining the amount of earnings available to distribute to shareholders as dividends. Distributable Earnings is calculated as profit for the year, less (a) net revenue from unrealized performance fees, plus (b) income taxes from unrealized performance fees, plus (c) compensation allocated in relation to unrealized performance fees, less (d) unrealized gain from GP investment income, less (e) unrealized gain from financial income, plus (f) income taxes on unrealized gain from GP investment income, plus (g) income taxes on unrealized gain from financial income.

iii FRE per share is calculated considering the number of outstanding shares at the end of the current quarter. Full year values are calculated as the sum of the last four quarters.

iv DE per share is calculated considering the number of outstanding shares at the end of the current quarter. Full year values are calculated as the sum of the last four quarters.

v Net revenue from Fund Management and Advisory is a performance measure that we use to assess our ability to generate profits from our fund management and advisory business without measuring for the outcomes from funds above their respective benchmarks. We calculate Net Revenue from Fund Management and Advisory as net revenue from services rendered less (a) net revenue from realized performance fees and less (b) net revenue from unrealized performance fees.

vi FRE Margin is calculated as FRE over total net management and advisory fees.

vii “Performance Related Earnings”, or “PRE”, is a performance measure that we use to assess our ability to generate profits from revenue that relies on outcome from funds above their respective benchmarks. We calculate PRE as operating profit, less (a) net revenue from fund management and advisory, less (b) operating expenses, such as segment personnel, G&A, corporate center and bonus related to management and advisory.

viii Segment Distributable Earnings is Vinci Partners’ segment profitability measure used to make operating decisions and assess performance across the company’s four segments (Private Markets, Liquid Strategies, Investment Products and Solutions and Financial Advisory). Segment Distributable Earnings is calculated as operating profit less (a) net revenue from unrealized performance fees, plus (b) compensation allocated in relation to unrealized performance fees, plus (c) realized gain from GP investment income.

ix DE Margin is calculated as DE over the sum of management and advisory fee related revenues, realized performance revenue, realized GP investment income and realized financial income, net of revenue tax.

x “Total compensation and benefits” is the result of the profit sharing paid to our employees as (a) bonus compensation related to management advisory and (b) performance based compensation. Total compensation and benefits include Dividends to Partners, distributed by the company to its original partners before the public turned public in 2021. In accordance with the by-laws of Vinci Brazil, dividends have historically been distributed based on the resolution of the partners. Therefore, dividends could be distributed on a non-proportional basis among quotaholders, which are comprised by the partners of Vinci Brazil. After the company’s IPO, Vinci Partners changed its compensation structure, from a dividend distribution policy to a profit-sharing scheme for our partners.

xi Bonus compensation related to management and advisory includes Dividends to Partners related to management and advisory, distributed by the company to its original partners before the company turned public in 2021.

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Fourth Quarter and Full Year 2021 Earnings Release February 24th, 2022

xii Performance based compensation includes Dividends to Partners related to performance fees, distributed by the company to its original partners before the company turned public in 2021.

xiii “Segment personnel expenses” are composed of the salary-part compensation paid to employees and partners of our funds’ management teams.

xiv “Corporate center expenses” are composed by the salary-compensation paid to employees and partners of our support teams and other expenses, such as research, risk, legal & compliance, investor relations, operations and ESG.

xv “Other general and administrative expenses” is made up of third-party expenses, depreciation and amortization, travel and representation, marketing expenses, administrative fees, non-operating taxes, third-party consultants’ fees, such as legal and accounting, and office consumables.

xvi “GP investment income” is income from proprietary investments made by us in our own Private Markets’ funds, used as GP Commitments.

xvii “Financial income” is income generated through the investments made with our cash and cash equivalents in cash and bank deposits, certificate of deposits and proprietary investments in our Liquid Funds from our public equities and hedge funds’ segments and listed REITs from our real estate segment.

xviii “Leasing expenses” include costs from the company’s sub-leasing activities.

xix “Stock option compensation plan” is a benefit program in which the company concedes to an employee the option to buy stock in the company with stated fixed price.

xx Income taxes is comprised of taxes on our corporate income tax and social contribution taxes. We are taxed on an actual taxable profit regime, while our subsidiaries are taxed based on deemed profit. Dividends to partners distributed by the company to its original partners before turned public in 2021 are not included in actual taxable regime.

xxi AUM” refers to assets under management. Our assets under management equal the sum of: (1) the fair market value of the investments held by funds plus the capital that we are entitled to call from investors in those funds pursuant to the terms of their capital commitments to those funds (plus the fair market value of co-investments arranged by us that were made or could be made by limited partners of our corporate private equity funds and portfolio companies of such funds); (2) the net asset value of our public equity funds, hedge funds and closed-end mutual funds; and (3) the amount of capital raised for our credit funds. AUM includes double counting related to funds from one segment that invest in funds from another segment. Those cases occur mainly due to (a) fund of funds of investment products and solutions segment, and (b) investment funds in general that invest part of their cash in credit segment and hedge fund segment funds in order to maintain liquidity and provide for returns on cash. Such amounts are eliminated on consolidation. The bylaws of the relevant funds prohibit double-charging fees on AUM across segments. Therefore, while our AUM by segment may double-count funds from one segment that invest in funds from another segment, the revenues for any given segment do not include revenue in respect of assets managed by another segment, which means there are no intercompany eliminations on revenues in our results of operations.

xxii NAV is the net asset value of each fund. For listed vehicles, the NAV represents the Market valuation of the fund.

xxiii CDI is an average of interbank overnight rates in Brazil (daily average for the period).

xxiv Atlas strategy comprises Atlas FIC FIM and Atlas Institucional FIC FIM.

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Fourth Quarter and Full Year 2021 Earnings Release February 24th, 2022

xxv IPCA is a broad consumer price index measured by the IBGE

xxvi IMAB is composed by government bonds indexed to IPCA. IMAB 5 also comprises government bonds indexed to IPCA but only the one´s with up to 5 Years duration.

xxvii Mosaico strategy comprises Vinci Mosaico FIA, Vinci Mosaico Institucional FIA and Vinci Mosaico Advisory FIA.

xxviii IBOV is the Brazilian stock market most relevant index.

xxix Equilibrio Strategy comprises IP&S Family of pension plans.

xxx IFIX is an index composed by listed REITs in the brazilian stock exchange.

xxxi Track record information is presented throughout this release on a pro forma basis and in local currency, excluding PIPE investments, a strategy that will be discontinued in VCP III. Past performance of investments described herein is provided for illustrative purposes only and is not necessarily indicative of future investment results.

xxxii “MOIC” means multiple on invested capital, a ratio intended to represent how much value an investment has returned, and is calculated as realized value plus unrealized value, divided by the total amount invested, gross of expenses and fees.

xxxiii “IRR” means the internal rate of return, which is a discount rate that makes the net present value of all cash flows equal to zero in a discounted cash flow analysis.

xxxiv Total commitments for VCP III include R$1.3 billion in co-investments.

xxxv US$ Distributable Earnings was calculated considering the exchange rate from USD to BRL of 5.0243 as of February 23, 2022, when dividends were approved by our Board of Directors.

xxxvi Per Share calculations are based on end of period Participating Common Shares.

xxxvii Actual dividends per common share are calculated considering the share count as of the applicable record date.

xxxviii The remaining capital committed in FIP Infra Transmissão co-investment will not be called by the fund, which is already in divestment period.

xxxix The remaining capital committed in FIP Infra Transmissão will not be called by the fund, which is already in divestment period.

xl Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The Entity's subsidiaries adopted this tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

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Fourth Quarter and Full Year 2021 Earnings Release February 24th, 2022

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